N E W S   R E L E A S E

TALISMAN RENEWS NORMAL COURSE ISSUER BID

CALGARY, Alberta – March 23, 2005 - Talisman Energy Inc. has made the necessary filings with Toronto Stock Exchange in order to continue to purchase its common shares from time to time in accordance with the normal course issuer bid procedures under Canadian securities laws.

During the 12-month period of Talisman's previous normal course issuer bid up to March 22, 2005, the Company purchased an aggregate of 15,489,400 common shares at an average price of $33.86 per share.

Pursuant to a notice filed with the Toronto Stock Exchange, Talisman may purchase for cancellation up to 18,437,285 of its common shares, representing 5% of the 368,745,690 common shares outstanding as at March 22, 2005, during the 12 month period commencing March 28, 2005 and ending March 27, 2006.  The price that Talisman will pay for any shares acquired under the normal course issuer bid will be the market price at the time of purchase or such other price as may be permitted by the Toronto Stock Exchange. The purchases will be made through the facilities of the Toronto Stock Exchange or such other means as may be permitted by applicable stock exchange rules.

Talisman's primary objective is to increase shareholder value by delivering growth in reserves and production volumes per share. While successful exploration and development are the best value generators in the upstream oil and gas business, Talisman also advances this objective through the purchase of its own shares.

Talisman Energy Inc. is a large, independent oil and gas producer, with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria, the United States and Trinidad and Tobago.  Talisman's subsidiaries also conduct business in Colombia, Qatar and Peru.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever its business is conducted.  Talisman's shares are listed on the Toronto Stock Exchange in Canada and New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Sr. Manager, Corporate &

Investor Communications

Phone:

(403) 237-1196

Fax:

(403) 237-1210

E-mail:  tlm@talisman-energy.com

08-05